UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A
(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2
Under the Securities Exchange Act of 1934
(Amendment No. 3 )*

Tempur Sealy International, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

88023U101
(CUSIP Number)

December 31, 2013
Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 88023U101	13G/A3	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON H Partners Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,893,996
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,893,996
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,893,996
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%[1]
12.	TYPE OF REPORTING PERSON CO, IA

1 The percentages reported in this Schedule 13G are based upon 60,485,184 shares outstanding as of November 6, 2013 (according to the Form 10-Q filed by the issuer on November 8, 2013).

Cusip No. 88023U101	13G/A3	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON H Partners, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,385,800
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,385,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,385,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[2]
12.	TYPE OF REPORTING PERSON CO

2 The percentages reported in this Schedule 13G are based upon 60,485,184 shares outstanding as of November 6, 2013 (according to the Form 10-Q filed by the issuer on November 8, 2013).

Cusip No. 88023U101	13G/A3	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON H Partners Capital, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 3,385,800
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 3,385,800
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,385,800
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.6%[3]
12.	TYPE OF REPORTING PERSON CO

3 The percentages reported in this Schedule 13G are based upon 60,485,184 shares outstanding as of November 6, 2013 (according to the Form 10-Q filed by the issuer on November 8, 2013).

Cusip No. 88023U101	13G/A3	Page 5 of 10 Pages

1.	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Rehan Jaffer
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 5,893,996
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 5,893,996
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,893,996
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 9.7%[4]
12.	TYPE OF REPORTING PERSON IN

4 The percentages reported in this Schedule 13G are based upon 60,485,184 shares outstanding as of November 6, 2013 (according to the Form 10-Q filed by the issuer on November 8, 2013).

Cusip No. 88023U101	13G/A3	Page 6 of 10 Pages

Item 1(a)	Name of Issuer
Tempur Sealy International, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices
1000 Tempur Way, Lexington, Kentucky 40511

Item 2(a)	Name of Person Filing
This Schedule 13G Amendment is being jointly filed by H Partners Management, LLC (“H Partners Management”), H Partners, LP (the “Partnership”), H Partners Capital, LLC (“H Partners Capital”) and Mr. Rehan Jaffer (collectively with H Partners Management, the Partnership and H Partners Capital, the “Reporting Persons”) to provide additional disclosure with respect to shares of Common Stock of the above-named issuer owned by various accounts (including the Partnership) for which H Partners Management is investment manager. H Partners Management is an independent investment management firm. Rehan Jaffer is managing member of H Partners Management.

The filing of this statement shall not be construed as an admission that any of the Reporting Persons is the beneficial owner of any securities covered by the statement other than the securities actually owned by such person (if any).

Item 2(b)	Address of Principal Business Office
The address of the principal business office of each of the Reporting Persons is 888 Seventh Avenue, 29th Floor, New York, New York 10019.

Item 2(c)	Citizenship
H Partners Management is organized as a limited liability company under the laws of the State of Delaware. The Partnership is organized as a limited partnership under the laws of the State of Delaware. H Partners Capital is organized as a limited liability company under the laws of the State of Delaware. Mr. Rehan Jaffer is a U.S. citizen.

Item 2(d)	Title of Class of Securities
Common Stock

Item 2(e)	CUSIP Number
88023U101

Item 3	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	[__]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[__]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[__]	Insurance company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[__]	Investment company registered under Section 8 of the Investment Company Act;

Cusip No. 88023U101	13G/A3	Page 7 of 10 Pages

(e)	[__]	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[__]	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[__]	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	[__]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[__]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[__]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ____________.

Item 4	Ownership

	A.	H Partners Management

		(a)	H Partners Management may be deemed to beneficially own 5,893,996 shares of Common Stock.

		(b)	The number of shares H Partners Management may be deemed to beneficially own constitutes approximately 9.7% of the Common Stock outstanding.

		(c)	Number of shares as to which such person has:

(i) sole power to vote or to direct the vote: 0

(ii) shared power to vote or to direct the vote: 5,893,996

(iii) sole power to dispose or to direct the disposition of: 0

(iv) shared power to dispose or to direct the disposition of: 5,893,996

	B.	The Partnership

		(a)	The Partnership may be deemed to beneficially own 3,385,800 shares of Common Stock.

		(b)	The number of shares the Partnership may be deemed to beneficially own constitutes approximately 5.6% of the Common Stock outstanding.

Cusip No. 88023U101	13G/A3	Page 8 of 10 Pages

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 0

			(ii)	shared power to vote or to direct the vote: 3,385,800

			(iii)	sole power to dispose or to direct the disposition of: 0

			(iv)	shared power to dispose or to direct the disposition of: 3,385,800

	C.	H Partners Capital

	(a)	H Partners Capital may be deemed to beneficially own 3,385,800 shares of Common Stock.

	(b)	The number of shares H Partners Capital may be deemed to beneficially own constitutes approximately 5.6% of the Common Stock outstanding.

	(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 0

			(ii)	shared power to vote or to direct the vote: 3,385,800

			(iii)	sole power to dispose or to direct the disposition of: 0

			(iv)	shared power to dispose or to direct the disposition of: 3,385,800

	D.	Rehan Jaffer

		(a)	Mr. Rehan Jaffer may be deemed to beneficially own 5,893,996 shares of Common Stock.

		(b)	The number of shares Mr. Rehan Jaffer may be deemed to beneficially own constitutes approximately 9.7% of the Common Stock outstanding.

		(c)	Number of shares as to which such person has:

			(i)	sole power to vote or to direct the vote: 0

			(ii)	shared power to vote or to direct the vote: 5,893,996

			(iii)	sole power to dispose or to direct the disposition of: 0

			(iv)	shared power to dispose or to direct the disposition of: 5,893,996

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Cusip No. 88023U101	13G/A3	Page 9 of 10 Pages

Item 6	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company
See Item 2 above

Item 8	Identification and Classification of Members of the Group
Not Applicable

Item 9	Notice of Dissolution of Group
Not Applicable

Item 10	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 14th day of February, 2014.	H Partners Management, LLC

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners, LP
By: H Partners Capital, LLC, its General Partner

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

H Partners Capital, LLC

By: /s/ Rehan Jaffer
Name/Title: Rehan Jaffer/Managing Member

By: /s/ Rehan Jaffer
Name: Rehan Jaffer

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